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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                            BASIN EXPLORATION, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 070 107 10 7
                        ------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 5 pages

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--------------------------------                ------------------------------
  CUSIP No.   070 107 10 7             13G        Page  2  of  5  Pages
            -----------------                          ---    ---
--------------------------------                ------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael S. Smith (###-##-####)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,395,324

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             66,893
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,395,324

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             66,893
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,462,217
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      X

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      13.2

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

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SCHEDULE 13 G                                                       Page 3 of 5

--------------------------------------------------------------------------------

CUSIP No. 070 107 10 7 Basin Exploration, Inc.

--------------------------------------------------------------------------------

Item 1.

     (a) Name of Issuer: Basin Exploration, Inc.

     (b) Address of Issuer's Principal Executive Offices:
         370 17th Street, Suite 3400
         Denver, Colorado 80202

Item 2.

     (a) Name of Person Filing: Michael S. Smith

     (b) Address of Principal Business Office or, if none, Residence:
         370 17th Street, Suite 3400
         Denver, Colorado 80202

     (c) Citizenship: United States

     (d) Title of Class of Securities: Common Stock

     (e) CUSIP Number: 070 107 10 7

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) ____ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) ____  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ____ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) ____  An investment adviser in accordance with
               (S)240.13d-1(b)(1)(ii)(E);

     (f) ____  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F);

     (g) ____  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G);

     (h) ____ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) ____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) ____  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

                               Page 3 of 5 pages

SCHEDULE 13 G                                                       Page 4 of 5

--------------------------------------------------------------------------------

CUSIP No. 070 107 10 7 Basin Exploration, Inc.

--------------------------------------------------------------------------------

Item 4. Ownership.

     (a)  Amount beneficially owned: 2,462,217
          Excludes 304,300 shares owned by the reporting person's wife and 4,000 shares owned by reporting person's daughters. Of the 2,462,217 shares deemed beneficially owned by the reporting person, 96,000 shares are owned by trusts formed for the benefit of the reporting person's daughters and 66,893 shares are owned by a charitable foundation of which the reporting person's wife is president and reporting person is vice president. The reporting person disclaims beneficial ownership of all shares owned by his wife, his daughters, and his daughters' trusts and such charitable foundation.

     (b)  Percent of class:  13.2%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote of 2,395,324

          (ii)  Shared power to vote or to direct the vote of 66,893

          (iii) Sole power to dispose or to direct the disposition of 2,395,324

          (iv)  Shared power to dispose or to direct the disposition of 66,893

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [_]

          Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8.  Identification and Classification of Members of the Group.

                               Page 4 of 5 pages
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SCHEDULE 13 G                                                       Page 5 of 5

--------------------------------------------------------------------------------

CUSIP No. 070 107 10 7 Basin Exploration, Inc.

--------------------------------------------------------------------------------

          Not applicable

Item 9.  Notice of Dissolution of a Group

          Not Applicable

Item 10. Certification

          Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 11, 2000
                                              ----------------------------------
                                              Date

                                              /s/ Michael S. Smith
                                              ----------------------------------
                                              Signature

                                              Michael S. Smith
                                              ----------------------------------
                                              Name

                               Page 5 of 5 pages